BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
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Chiyoda-ku, Tokyo 100-0014, Japan

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RECEIVED

07021076

FILE NO. 82-3311

February 5, 2007

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Consolidated Financial Results for the Nine Months ended December 31, 2006 (dated January 31, 2007) (English translation)

PROCESSED
FEB 1 6 2007
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
The Bank of New York

January 31, 2007

Consolidated Financial Results for the Nine Months Ended December 31, 2006

Shiseido Company, Limited

Listing: Tokyo Stock Exchange, First Section (Code Number: 4911)
URL: http://www.shiseido.co.jp/e/
Representative: Shinzo Maeda, President/ CEO & Representative Director
Contact: Masato Hashikawa, General Manager of Investor Relations Department
Telephone: +81-3-3572-5111

1. Basis for Preparation of Quarterly Financial Results

(1) Simplified accounting method adopted: None

(2) Difference in accounting methods compared with most recent fiscal year: Yes (details in attachment)
Changes in business segment reporting and segment-allocation of operating expenses

(3) Changes in consolidation and scope of application for equity method: Yes
Newly consolidated companies: 4 Excluded consolidated company: 1

2. Operating Results for the Nine Months of the Fiscal Year Ending March 31, 2007 (From April 1, 2006 to December 31, 2006)

(1) Operating Results (Consolidated)

*Amounts under one million yen have been rounded down.

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
Nine Months Ended Dec. 31, 2006	517,338 [+3.4%]	40,744 [–0.7%]	43,679 [+1.4%]
Nine Months Ended Dec. 31, 2005	500,246 [+5.9%]	41,015 [+67.7%]	43,096 [+57.3%]
(Ref.) Fiscal Year Ended March 31, 2006	670,957	38,879	42,161

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
Nine Months Ended Dec. 31, 2006	20,267 [–16.6%]	49.02	48.84
Nine Months Ended Dec. 31, 2005	24,315 [+77.1%]	58.79	58.67
(Ref.) Fiscal Year Ended March 31, 2006	14,435	34.42	34.37

(Note) Numbers in brackets alongside net sales, income from operations, ordinary income and net income indicate percentage increase/decrease over previous corresponding term.

A Supplementary Explanation Regarding Operating Results (Consolidated)

In the three quarters under review (the nine-month period ended December 31, 2006), the Japanese cosmetics market was sluggish overall, due in part to the effects of generally weak sales in the retail sector. Overseas, the cosmetics market in Asia, centering on China, continued growing strongly, despite intensifying competition between companies. The European and North American markets also remained strong.

Under these conditions, the Shiseido Group reached the halfway point in its three-year plan, aimed at expanding its growth potential and raising profitability. Guided by the plan, we continued implementing three key strategies: reforming our domestic marketing activities, accelerating the expansion of our China business, and undertaking fundamental reforms.

Consolidated net sales for the period amounted to ¥517,338 million, up 3.4% compared with the previous corresponding period. The domestic cosmetics business segment reported a year-on-year decline in sales due to slow demand for prestige cosmetics sold through counseling services and a contraction of the market for certain healthcare-related products. Nevertheless, the overseas cosmetics business segment benefited from healthy growth in Asia, driven by China, as well as in the Americas and Europe.

Income from operations remained mostly unchanged at ¥40,744 million, due to the decline in revenue from the domestic cosmetics business segment, a rise in personnel expenses and other factors.

Among nonoperating items, the Company reported a gain on sales of property, plant, and equipment. Consequently, ordinary income increased 1.4%, to ¥43,679 million. Due to a rise in the income tax obligation, however, net income for the three quarters declined 16.6%, to ¥20,267 million.

(2) Financial Position (Consolidated)

(Millions of yen, except for per share figures)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share (Yen)
December 31, 2006	686,950	396,158	55.4%	921.75
December 31, 2005	662,271	379,173	57.3%	919.52
(Ref.) March 31, 2006	671,841	373,899	55.7%	906.11

(Note) For December 31, 2005 and March 31, 2006, the figures for the former Shareholders' Equity and Shareholders' Equity per Share are used for Net Assets and Net Assets per Share, respectively.

[Consolidated Cash Flows]

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Term-End
Nine Months Ended Dec. 31, 2006	28,712	(12,305)	(15,503)	93,461
Nine Months Ended Dec. 31, 2005	(9,502)	(6,420)	(18,633)	73,839
(Ref.) Fiscal Year Ended March 31, 2006	21,812	(12,640)	(29,959)	89,014

A Supplementary Explanation Regarding Financial Position (Consolidated)

Compared with the previous fiscal year-end (March 31, 2006), total assets as of December 31, 2006 increased ¥15,108 million. Net assets grew ¥8,545 million (compared with ¥387,612 million, which represented the sum of shareholders' equity and minority interests at the end of the previous fiscal year). This brought the equity ratio to 55.4%. The conversion of investment associations into consolidated subsidiaries during the period boosted total assets by ¥27,487 million.

(Consolidated Cash Flows)

Net cash provided by operating activities amounted to ¥28,712 million. Major items included ¥41,025 million in income before income taxes.

Net cash used in investing activities totaled ¥12,305 million. This was due mainly to acquisition of property, plant and equipment, and long-term prepaid expenses, which outweighed proceeds from sales of securities and investments in securities.

Net cash used in financing activities was ¥15,503 million, due mainly to payment of cash dividends, redemption of bonds, and repayment of borrowings.

As a result, cash and cash equivalents at the end of the period stood at ¥93,461 million, up ¥4,446 million from March 31, 2006.

3. Consolidated Earnings Forecasts for the Fiscal Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous Forecast (A)	695,000	49,000	21,000
Current Forecast (B)	695,000	49,000	23,000
Difference (B-A)	—	—	+2,000
Percentage Change	—	—	+9.5%
Results for Previous Term (Fiscal year ended March 31, 2006)	670,957	42,161	14,435

Reference: Net income forecast per share (full-year): ¥55.74

A Supplementary Explanation Regarding Earnings Forecasts

Compared with the forecasts announced on October 26, 2006, the Company has revised its forecast for net income due to an expected decline in the income tax burden. The forecasts for net sales and ordinary income have not been changed, because at this point the Company is generally performing according to plan.

Attachments:
Consolidated Quarterly Balance Sheets (Summary)
Consolidated Quarterly Statements of Income (Summary), etc.

In this document, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause the actual results and achievements to differ from those anticipated in these statements.

[Attachments]

1. Consolidated Quarterly Balance Sheets (Summary)

(Millions of yen)

	Nine Months Ended Dec. 2005 (Dec. 31, 2005)		Nine Months Ended Dec. 2006 (Dec. 31, 2006)		Fiscal Year Ended Mar. 2006 (Mar. 31, 2006)		Increase/ Decrease
	Amount	% of Total	Amount	% of Total	Amount	% of Total	
(ASSETS)							
I. Current Assets							
1. Cash and Time Deposits	47,253		53,835		53,511		+324
2. Notes and Accounts Receivable	103,348		103,796		102,986		+809
3. Short-Term Investments in Securities	27,754		45,070		36,944		+8,125
4. Inventories	72,421		72,042		72,344		-301
5. Other Current Assets	34,361		41,567		34,817		+6,749
Total Current Assets	285,139	43.1	316,312	46.0	300,604	44.7	+15,707
II. Fixed Assets							+14,357
1. Property, Plant and Equipment	160,969		174,553		160,195		-1,726
2. Intangible Assets	55,071		48,068		49,794		-13,229
3. Investments and Other Assets	161,090		148,016		161,246		-598
Total Fixed Assets	377,131	56.9	370,638	54.0	371,237	55.3	
Total Assets	662,271	100.0	686,950	100.0	671,841	100.0	+15,108
(LIABILITIES)							
I. Current Liabilites							
1. Notes and Accounts Payable	59,090		54,438		61,617		-7,178
2. Short-Term Bank Loans	16,300		4,362		5,648		-1,285
3. Commercial Paper	-		235		-		+235
4. Bonds Redeemable within one year	6,883		57,743		7,138		+50,605
5. Current Portion of Long-Term Borrowings	-		3,830		-		+3,830
6. Accrued Amount Payable	42,218		44,230		50,388		-6,158
7. Other Current Liabilities	31,607		39,289		42,504		-3,214
Total Current Liabilities	156,100	23.6	204,130	29.7	167,296	24.9	+36,834
II. Long-Term Liabilities							
1. Bonds	64,163		7,073		64,754		-57,681
2. Long-Term Borrowings	4,552		35,397		4,737		+30,660
3. Accrued Retirement Benefits	35,642		38,297		36,204		+2,093
4. Other Long-Term Liabilities	8,793		5,893		11,236		-5,343
Total Long-Term Liabilities	113,152	17.1	86,661	12.6	116,932	17.4	-30,270
Total Liabilities	269,253	40.7	290,792	42.3	284,228	42.3	+6,563
(MINORITY INTERESTS)							
Minority Interests in Consolidated Subsidiaries	13,844	2.1	-	-	13,713	2.0	-
(SHAREHOLDERS' EQUITY)							
I. Common Stock	64,506	9.7	-	-	64,506	9.6	-
II. Capital Surplus	70,258	10.6	-	-	70,258	10.5	-
III. Retained Earnings	254,789	38.5	-	-	244,767	36.4	-
IV. Unrealized Gains on Available-for-sale Securities, Net of Tax	16,502	2.5	-	-	18,279	2.7	-
V. Adjustments on Foreign Currency Statement Translation	(9,629)	(1.5)	-	-	(6,754)	(1.0)	- -
VI. Less: Treasury Stock, at Cost	(17,253)	(2.6)	-	-	(17,158)	(2.5)	
Total Shareholders' Equity	379,173	57.2	-	-	373,899	55.7	-
Total Liabilities, Minority Interests, and Shareholders' Equity	662,271	100.0	-	-	671,841	100.0	-

(Millions of yen)

	Nine Months Ended Dec. 2005 (Dec. 31, 2005)		Nine Months Ended Dec. 2006 (Dec. 31, 2006)		Fiscal Year Ended Mar. 2006 (Mar. 31, 2006)		Increase/ Decrease
	Amount	% of Total	Amount	% of Total	Amount	% of Total	
(NET ASSETS)							
I . Shareholders' Equity							
1. Common Stock	–	–	64,506	9.4	–	–	–
2. Capital Surplus	–	–	70,289	10.2	–	–	–
3. Retained Earnings	–	–	250,578	36.5	–	–	–
4. Less: Treasury Stock, at Cost	–	–	(17,135)	(2.5)	–	–	–
Total Shareholders' Equity	–	–	368,239	53.6	–	–	–
II. Valuation, Translation Adjustment and Others							
1. Unrealized Gains (Losses) on Available-for-sales Securities, Net of Tax	–	–	14,890	2.2	–	–	–
2. Deferred Gains (Losses) on Hedges	–	–	(421)	(0.1)	–	–	–
3. Adjustments on Foreign Currency Statement Translation	–	–	(2,381)	(0.3)	–	–	–
Total Valuation, Translation Adjustment and Others	–	–	12,087	1.8	–	–	–
III. Stock Acquisition Rights	–	–	28	0.0	–	–	–
IV. Minority Interests in Consolidated Subsidiaries	–	–	15,803	2.3	–	–	–
Total Net Assets	–	–	396,158	57.7	–	–	–
Total Liabilities and Net Assets	–	–	686,950	100.0	–	–	–

(Notes)
1: Amounts under one million yen have been rounded down.
2: Increase/Decrease is shown in comparison of the current term-end and the previous fiscal year-end.

2. Consolidated Quarterly Statements of Income (Summary)

(Millions of yen)

	Nine Months Ended Dec. 2005 (Apr. 1 – Dec. 31, 2005)		Nine Months Ended Dec. 2006 (Apr. 1 – Dec. 31, 2006)		Increase/Decrease		Fiscal Year Ended Mar. 2006 (Apr. 1, 2005 – Mar. 31, 2006)	
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	%	Amount	% of Net Sales
I. Net Sales	500,246	100.0	517,338	100.0	+17,091	+3.4	670,957	100.0
II. Cost of Sales	129,860	26.0	136,178	26.3	+6,318	+4.9	176,883	26.4
Gross Profit	370,386	74.0	381,159	73.7	+10,773	+2.9	494,073	73.6
III. Selling, General and Administrative Expenses	329,370	65.8	340,414	65.8	+11,044	+3.4	455,194	67.8
Income from Operations	41,015	8.2	40,744	7.9	−271	−0.7	38,879	5.8
IV. Other Income	5,910	1.2	6,703	1.2	+793	+13.4	8,700	1.3
V. Other Expenses	3,829	0.8	3,768	0.7	−61	−1.6	5,417	0.8
Ordinary Income	43,096	8.6	43,679	8.4	+582	+1.4	42,161	6.3
VI. Extraordinary Income	–	–	–	–	–	–	2,483	0.4
VII. Extraordinary Loss	5,709	1.1	2,654	0.5	−3,055	−53.5	15,107	2.3
Income Before Income Taxes	37,387	7.5	41,025	7.9	+3,638	+9.7	29,538	4.4
Income Taxes	10,142	2.0	11,641	2.3	+1,499	+14.8	12,274	1.8
Adjustment for Corporate Tax, etc	579	0.1	6,394	1.2	+5,814	–	(26)	(0.0)
Minority Interest in Earnings of Consolidated Subsidiaries	2,349	0.5	2,721	0.5	+372	+15.9	2,854	0.4
Net Income	24,315	4.9	20,267	3.9	−4,048	−16.6	14,435	2.2

(Notes)

1: Amounts under one million yen have been rounded down.

2: Increase/Decrease is shown in comparison of the current term and the previous corresponding term.

3. Consolidated Quarterly Statement of Changes in Net Assets and Consolidated Quarterly Statement of Retained Earnings (Summary)

Consolidated Quarterly Statement of Changes in Net Assets (Summary)

For the Nine Months Ended December 31, 2006 (From April 1, 2006 to December 31, 2006)

(Millions of Yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2006	64,506	70,258	244,767	(17,158)	362,373
Changes During the Term					
Cash Dividends from Retained Earnings (Note2)			(12,787)		(12,787)
Directors' and Statutory Auditors' Bonuses (Note3)			(133)		(133)
Net Income			20,267		20,267
Acquisition of Treasury Stock				(525)	(525)
Disposal of Treasury Stock		31		548	580
Changes in Scope of Consolidation			(1,535)		(1,535)
Net Changes in Items other than Shareholders' Equity					
Total Changes During the Term	-	31	5,810	23	5,865
Balance as of December 31, 2006	64,506	70,289	250,578	(17,135)	368,239

	Valuation, Translation Adjustment and Others				Share Acquisition Rights	Minority Interests in Consolidated Subsidiaries	Total Net Assets
	Unrealized Gains (Losses) on Available-for-sale Securities, Net of Tax	Deferred Hedging Gains or Losses	Adjustments on Foreign Currency Statement Translation	Total Valuation, Translation Adjustment and Others			
Balance as of March 31, 2006	18,279	-	(6,754)	11,525	-	13,713	387,612
Changes During the term							
Cash Dividends from Retained Earnings (Note2)							(12,787)
Directors' and Statutory Auditors' Bonuses (Note3)							(133)
Net Income							20,267
Acquisition of Treasury Stock							(525)
Disposal of Treasury Stock							580
Changes in Scope of Consolidation							(1,535)
Net Changes in Items other than Shareholders' Equity	(3,388)	(421)	4,372	562	28	2,089	2,679
Total Changes During the Term	(3,388)	(421)	4,372	562	28	2,089	8,545
Balance as of December 31, 2006	14,890	(421)	(2,381)	12,087	28	15,803	396,158

(Notes)

1: Amounts under one million yen have been rounded down.

2: Appropriation of earnings as per resolution of the Annual General Meeting of Shareholders (June 2006) or interim cash dividends as per Board of Directors Meeting (October 2006).

3: Appropriation of earnings as per resolution of the Annual General Meeting of Shareholders (June 2006)

Consolidated Quarterly Statements of Retained Earnings (Summary)

(Millions of Yen)

	Nine Months Ended Dec. 2005 (Apr. 1 – Dec. 31, 2005)	Nine Months Ended Dec. 2006 (Apr. 1 – Dec. 31, 2006)	Fiscal Year Ended Mar. 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(CAPITAL SURPLUS)			
I . Balance at Beginning of Term	70,258	–	70,258
II . Balance at End of Term	70,258	–	70,258
(RETAINED EARNINGS)			
I . Balance at Beginning of Term	242,342	–	242,342
II . Increase in Retained Earnings	24,315	–	14,435
Net Income	24,315	–	14,435
III. Decrease in Retained Earnings	11,868	–	12,010
1. Cash Dividends	11,571	–	11,571
2. Other Decrease	297	–	439
IV. Balance at End of Term	254,789	–	244,767

(Note) Amounts under one million yen have been rounded down.

4. Consolidated Quarterly Statements of Cash Flows (Summary)

(Millions of yen)

	Nine Months Ended Dec. 2005 (Apr. 1 – Dec. 31, 2005)	Nine Months Ended Dec. 2006 (Apr. 1 – Dec. 31, 2006)	Fiscal Year Ended Mar. 2006 (Apr. 1, 2005 – Mar. 31, 2006)
I. Cash Flows from Operating Activities			
1. Income before Income Taxes	37,387	41,025	29,538
2. Depreciation	19,736	20,753	26,972
3. Impairment Loss	5,709	2,654	12,403
4. Decrease in Liabilities for Additional Retirement Benefits	(43,758)	–	(43,879)
5. Other	(24,529)	(23,664)	2,971
Subtotal	(5,454)	40,769	28,007
6. Payment of Income Taxes, Others	(4,047)	(12,056)	(6,194)
Cash Flows from Operating Activities	(9,502)	28,712	21,812
II. Cash Flows from Investing Activities			
1. Proceeds form Sale (Acquisition) of Securities and Investments in Securities	9,644	6,363	9,084
2. Acquisition of Property, Plant and Equipment and Long-term Prepaid Expenses	(21,314)	(19,594)	(27,470)
3. Other	5,249	925	5,746
Cash Flows from Investing Activities	(6,420)	(12,305)	(12,640)
III. Cash Flows from Financing Activities			
1. Net Increase(Decrease) in Bonds and Borrowings	(4,105)	(3,067)	(14,326)
2. Proceeds from Sale(Acquisition) of Treasury Stocks	(2,830)	54	(2,731)
3. Payment of Cash Dividends	(11,197)	(12,398)	(11,560)
4. Other	(500)	(92)	(1,341)
Cash Flows from Financing Activities	(18,633)	(15,503)	(29,959)
IV. Exchange Difference of Cash and Cash Equivalents	261	1,429	1,768
V. Net Change in Cash and Cash Equivalents	(34,294)	2,332	(19,018)
VI. Cash and Cash Equivalents at Beginning of Term	108,280	89,014	108,280
VII. Increase (Decrease) in Cash and Cash Equivalents due to Changes in Scope of Consolidation	(147)	2,114	(247)
VIII. Cash and Cash Equivalents at End of Term	73,839	93,461	89,014

(Note) Amounts under one million yen have been rounded down.

5. Segment Information

(1) Business Segment Information

Nine Months Ended December 31, 2005 (April 1- December 31, 2005) (Millions of yen)

	Cosmetic	Toiletries	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	395,916	46,472	57,858	500,246	-	500,246
(2) Sales and Transfer Account from Intersegment Transactions	3,398	1,745	35,226	40,371	(40,371)	-
Total	399,315	48,217	93,085	540,618	(40,371)	500,246
Operation Expenses	356,465	46,829	88,525	491,821	(32,590)	459,230
Operation Income	42,849	1,388	4,559	48,796	(7,780)	41,015

Nine Months Ended December 31, 2006 (April 1- December 31, 2006) (Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	339,226	160,574	17,537	517,338	-	517,338
(2) Sales and Transfer Account from Intersegment Transactions	4,584	1,174	17,398	23,158	(23,158)	-
Total	343,810	161,749	34,936	540,496	(23,158)	517,338
Operation Expenses	313,116	154,268	33,046	500,430	(23,837)	476,593
Operation Income	30,694	7,481	1,889	40,065	678	40,744

(Notes)

1: Amount under one million yen have been rounded down.

2: Previously, the Company's operations were classified into the following three segments: "Cosmetics," "Toiletries," and "Others." Effective the nine-month period in review, however, the Company has reclassified its operations as follows: "Domestic Cosmetics Business," "Overseas Cosmetics Business," and "Other Businesses."

- Toiletries, beauty salon products, health & beauty foods and over-the-counter pharmaceuticals, which were previously included in the "Toiletries" or "Others" segments, are now included in the "Cosmetics Business" sector.
- The above expanded Cosmetics Business has been divided into the domestically-operated "Domestic Cosmetics Business" and overseas-operated "Overseas Cosmetics Business" segments.
- The "Other Businesses" segment now includes products/services not covered in the "Domestic Cosmetics Business" or "Overseas Cosmetics Business" segments, such as medical-use pharmaceuticals, fashion goods, and accessories.

The Company has reassessed its classification method to reflect the integration of its cosmetics and peripheral businesses, as well as internal reorganizations, and to clarify performance of its overseas cosmetics business.

3: Previously, certain unallocatable operating expenses, such as general administrative expenses and long-term basic research spending, were included in the Elimination line item. Effective the nine-month period in review, however, such expenses are now allocated to the various business segments due to a reassessment of the allocation method for operating expenses. The Company has also changed its identification method for intersegment transactions. Due to the change, together with the business segment reclassification, all administrative expenses are now allocated to a business segment. These changes are aimed at ensuring a more accurate understanding of the performance status of each business segment and enhancing information disclosure.

4: The following tables show business segment information for the nine-month period ended December 2005 and the fiscal year ended March 2006, reflecting the aforementioned reclassification of business segments and reallocation of operating expenses.

Nine Months Ended December 31, 2005 (April 1- December 31, 2005) (Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	345,278	139,617	15,350	500,246	-	500,246
(2) Sales and Transfer Account from Intersegment Transactions	4,153	291	13,917	18,363	(18,363)	-
Total	349,432	139,909	29,268	518,609	(18,363)	500,246
Operation Expenses	314,165	135,513	28,538	478,217	(18,986)	459,230
Operation Income	35,267	4,396	729	40,392	623	41,015

Fiscal Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006) (Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	453,360	196,331	21,265	670,957	-	670,957
(2) Sales and Transfer Account from Intersegment Transactions	5,131	378	19,292	24,802	(24,802)	-
Total	458,491	196,710	40,558	695,760	(24,802)	670,957
Operation Expenses	424,231	193,874	39,576	657,683	(25,605)	632,078
Operation Income	34,260	2,835	981	38,076	802	38,879

(Note) Amounts under one million yen have been rounded down.

Fiscal Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006) (Millions of yen)

	Cosmetic	Toiletries	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	533,068	61,166	76,722	670,957	-	670,957
(2) Sales and Transfer Account from Intersegment Transactions	4,796	2,425	45,881	53,102	(53,102)	-
Total	537,864	63,591	122,604	724,060	(53,102)	670,957
Operation Expenses	494,142	63,262	116,535	673,941	(41,863)	632,078
Operation Income	43,721	328	6,068	50,119	(11,239)	38,879

(Note) Amounts under one million yen have been rounded down.

(2) Geographic Segment Information (by Location)

Nine Months Ended December 31, 2005 (April 1- December 31, 2005) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	361,520	33,282	61,492	43,951	500,246	–	500,246
(2) Sales and Transfer Account from Intersegment Transactions	14,879	6,903	2,985	59	24,827	(24,827)	-
Total	376,399	40,185	64,477	44,010	525,074	(24,827)	500,246
Operating Expenses	340,813	38,735	59,703	37,025	476,277	(17,046)	459,230
Operating Income	35,585	1,450	4,774	6,985	48,796	(7,780)	41,015

Nine Months Ended December 31, 2006 (April 1- December 31, 2006) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	357,467	37,644	64,019	58,207	517,338	-	517,338
(2) Sales and Transfer Account from Intersegment Transactions	16,533	6,140	3,367	82	26,124	(26,124)	-
Total	374,001	43,785	67,386	58,289	543,462	(26,124)	517,338
Operating Expenses	349,489	42,071	62,457	50,559	504,578	(27,985)	476,593
Operating Income (Loss)	24,511	1,713	4,928	7,729	38,883	1,860	40,744

(Notes)

1: Amount under one million yen have been rounded down.

2: Previously, certain unallocatable operating expenses, such as general administrative expenses and long-term basic research spending, were included in the Elimination line item. Effective the nine-month period in review, however, such expenses are now allocated to the various geographic segments, due to a reassessment of the allocation method for operating expenses. The Company has also changed its identification method for intersegment transactions. Due to the change, all administrative expenses are now allocated to a geographic segment. These changes are aimed at ensuring a more accurate understanding of the Company's performance status in each geographic region and enhancing information disclosure.

3: The following tables show geographic segment information for the nine-month period ended December 2005 and the fiscal year ended March 2006, reflecting the aforementioned reallocation of operating expenses.

Nine Months Ended December 31, 2005 (April 1- December 31, 2005) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	361,520	33,282	61,492	43,951	500,246	–	500,246
(2) Sales and Transfer Account from Intersegment Transactions	15,764	6,894	2,985	59	25,704	(25,704)	-
Total	377,285	40,177	64,477	44,010	525,951	(25,704)	500,246
Operating Expenses	348,594	39,188	59,960	37,675	485,418	(26,187)	459,230
Operating Income	28,690	988	4,517	6,335	40,532	483	41,015

Fiscal Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	475,653	46,016	85,572	63,714	670,957	–	670,957
(2) Sales and Transfer Account from Intersegment Transactions	21,072	8,475	3,870	83	33,501	(33,501)	-
Total	496,726	54,491	89,443	63,798	704,458	(33,501)	670,957
Operating Expenses	472,698	53,561	84,065	56,131	666,456	(34,378)	632,078
Operating Income	24,027	930	5,377	7,667	38,001	877	38,879

(Note) Amounts under one million yen have been rounded down.

Fiscal Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006) (Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	475,653	46,016	85,572	63,714	670,957	–	670,957
(2) Sales and Transfer Account from Intersegment Transactions	20,040	8,488	3,870	83	32,483	(32,483)	-
Total	495,694	54,504	89,443	63,798	703,440	(32,483)	670,957
Operating Expenses	461,459	52,937	83,724	55,200	653,321	(21,243)	632,078
Operating Income	34,235	1,567	5,718	8,598	50,119	(11,239)	38,879

(Note) Amounts under one million yen have been rounded down.

(3) Overseas Sales (by Destination)

Nine Months Ended December 31, 2005 (April 1 – December 31, 2005) (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Total Overseas Sales	35,352	57,243	47,799	140,394
II. Consolidated Net Sales				500,246
III. Percentage of Overseas Sales against Consolidated Net Sales	7.1%	11.4%	9.6%	28.1%

Nine Months Ended December 31, 2006 (April 1 – December 31, 2006) (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Total Overseas Sales	39,584	59,268	62,045	160,897
II. Consolidated Net Sales				517,338
III. Percentage of Overseas Sales against Consolidated Net Sales	7.6%	11.5%	12.0%	31.1%

Fiscal Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006) (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Total Overseas Sales	47,527	80,394	69,319	197,241
II. Consolidated Net Sales				670,957
III. Percentage of Overseas Sales against Consolidated Net Sales	7.1%	12.0%	10.3%	29.4%

(Note) Amounts under one million yen have been rounded down.

6. Notes to Accounting Policy of Quarterly Financial Statements

The Company has prepared the quarterly financial statements based on the accounting policy of consolidated interim financial statements.

END